Mail Stop 4561

      June 26, 2006

John R. Buran
President and Chief Executive Officer
Flushing Financial Corporation
1979 Marcus Avenue, Suite E140
Lake Success, New York 11042


      Re:	Flushing Financial Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		File No. 000-24272

Dear Mr. Buran:

   We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2005

Asset Quality, page 10

1. We note your disclosure on page 11 regarding sales of non-performing loans during the periods presented. Please tell us the amount of proceeds received, gross carrying amount of the loans, and the amount of the related allowance for loan loss, if any, for the loans sold during 2005 and 2004.


Allowance for Loan Losses, page 12

2. We note your disclosure on page 13 that despite the increase in the size of your loan portfolio and the shift to loans with greater risk, you concluded that it was not necessary to record a provision for loan losses during any of the years in the five-year period ended
December 31, 2005. We further note your disclosure on page 13 that the increased emphasis in higher risk loans can be expected to increase your overall credit risk, which could result in the need to maintain a higher level of allowance for loan losses. Please tell us and in future filings disclose:

* how increases in the size of your loan portfolio and changes in the mix of your loan portfolio impacted your determination of your allowance for loan losses for each period presented;
* how increases in non-performing assets impacted your determination of your allowance for loan losses for each period presented;
* how the decrease in your allowance as a percentage of loans can be correlated with asset quality trends, composition changes in your portfolio, and other factors; and
* quantify the amount of each component (such as specific, general, unallocated) of your allowance for each period presented.

3. We note in your tabular presentation on page 14 regarding the changes in your allowance for loan losses that for each of the last five years you report charge-offs related to "other" loans.
Please
tell us the nature of the "other" loans charged-off.


   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing. Please contact Nancy Maloney
Staff Accountant at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   							Sincerely,



Joyce Sweeney
Accounting Branch Chief



John R. Buran
Flushing Financial Corporation
June 26, 2006
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